January 28, 2010

Ms. Angela Connell
Reviewing Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Zions Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for Fiscal Quarter Ended September 30, 2009
Filed November 9, 2009
File No. 1-12307

Dear Ms. Connell,

The following responds to your letter dated January 5, 2010 regarding your review of the above-referenced filing. As requested, we have keyed our responses to your comments, which are repeated below.

Form 10-Q filed for the Quarter Ended September 30, 2009

Note 3 – Merger and Acquisition Activity, page 9

1.
We note your response to comment 1 of our letter dated October 26, 2009 and the additional disclosures provided in your September 30, 2009 Form 10-Q. On page 2 of your response you state that for estimates of changes in unguaranteed losses you plan to follow an accounting treatment similar to ASC 310-30 (SOP 03-3) rather than ASC 310-20 (SFAS 91). This statement appears to be inconsistent with your disclosure on page 11 regarding the accrual of interest income on FDIC-supported loans based on the contractual rate. Please tell us and revise your future filings to clarify how interest income on non-impaired loans acquired in FDIC-assisted transactions (as well as other business combinations) is recognized. For example, clearly disclose whether the effective yield used to recognize interest income on these loans is calculated based on the contractually required payments receivable (consistent with ASC 310-20) or expected cash flows (consistent with ASC 310-30). In addition, to the extent that you have elected to recognize interest income on a basis consistent with ASC 310-30, please provide the disclosures required by ASC 310-30-50-2 for this portfolio of acquired non-impaired loans.

Management Response:

Interest income on nonimpaired loans acquired in a business combination or acquisition of assets is recognized based on the acquired loan’s contractual cash flows, as described in the guidance for accounting for loan origination fees and costs that is included in ASC 310-20. We will revise our future filings to clarify our accounting policy with regard to this matter.

2.
As a related matter, we note your disclosure on page 10 that estimated loan losses in excess of the amounts recoverable through the loss sharing arrangements are reflected as period expenses through the provision for loan losses. We believe that consistent with the guidance in SAB Topic 11N the allowance for loan losses should he determined on a gross basis (i.e., not considering the loss sharing agreements) and that the expected reimbursements from the FDIC should be accounted for separately. Please revise your accounting policy and disclosures as necessary and tell us whether the impact of recording the allowance on a net versus gross basis had a material impact on any periods presented.

Management Response:

The allowance for loan losses for loans acquired in FDIC-supported transactions is determined without giving consideration to the amounts recoverable through loss sharing agreements (since the loss sharing agreements are separately accounted for and thus “gross” on the balance sheet). The provision for loan losses is reported net of changes in the amounts receivable from loss sharing agreements. Since the allowance for loan losses has been recorded on a gross basis, there is no materiality consideration needed.

We will revise our future filings to clarify our accounting policy with regard to this matter and will provide appropriate disclosure of the effects of the loss sharing agreements on the provision for loan losses.

Note 4 – Investment Securities, page 12

3.
We note your disclosure on page 17 regarding the offers from a hedge fund to the equity holders of certain CDOs requesting that they approve the sale of substantial amounts of performing collateral at deeply discounted prices. You disclose that you have not adjusted the carrying value of these securities as a result of certain legal actions taken or contemplated by the trustee and bondholders. Please tell us how you considered this information when determining your expected cash flows for purposes of measuring OTTI for these securities. In this regard, tell us whether your expected cash flows are determined by using a probability-weighted approach or a single best estimate and how these specific facts and circumstances were factored into either approach.

Management Response:

With regard to your question as to how we considered the information in determining our expected cash flows for purposes of measuring OTTI for these securities, we note that all of the relevant events occurred after September 30, 2009 and therefore constitute nonrecognized subsequent events in accordance with ASC 855-10-25. Accordingly, we were attempting to disclose what we knew as of the filing date and did not go back and adjust estimated cash flows for these nonrecognized subsequent events as any accounting recognition would be included in the fourth quarter. The offers from the hedge fund to the equity holders of the four CDOs to which we had exposure were dated October 15, 2009 (two weeks after the quarter end). October 15 was also the date that we became aware of the offers’ existence. We learned on October 24, 2009 from the Trustee that one of the offers had been accepted by the equity holders. The period for equity holders to accept the offers on the three other CDOs did not expire until November 10, 2009, the day after we filed our 10-Q.  We subsequently learned that those offers were all rejected. Our exposure to securities issued by the sole CDO with the accepted offer was $6.3 million of carrying value at September 30, 2009.

As stated previously, since the offers from the hedge fund occurred after September 30, 2009, our estimated cash flows at September 30, 2009 were not adjusted for these nonrecognized subsequent events. To respond to your question whether we utilize a probability-weighted approach or a single best estimate, we provide the following information.

Our cash flows are our single best estimate of the amount and timing of estimated principal and interest cash flows of a CDO tranche utilizing the information and events that we believe a market participant would use at the balance sheet date (given that these are considered Level 3 securities under GAAP literature). The tranche cash flow is created by starting at the collateral level. Each piece of collateral that has not defaulted is assigned a default probability. The default probability is computed from either a logistic regression on certain financial ratios of the banks or from a third party model. The resulting aggregate expected cash flow for each CDO pool is then run through the CDO waterfall to produce an expected credit adjusted cash flow for each particular CDO tranche. These credit adjusted cash flows are discounted at the coupon rate to identify if any OTTI exists and then at a market level discount rate for valuation purposes. Zions did not adjust the projected cash flows of any of the four CDOs in response to the hedge fund sale offers for the reasons discussed herein.

As of our November 9, 2009 filing date, Zions did not expect, and does not expect today, that the ultimate judicial determination will permit the proposed sales, which are in contravention to the seniority concepts within the CDOs. We did not find that sufficient information was available to market participants at either the balance sheet date or filing date to support the expectation of an adverse outcome. We considered the following facts in identifying whether or not to adjust the projected cash flows:

1)
The offers were subsequent events with October 15, 2009 dates. None occurred before September 30, 2009. The offers were dated October 15, 2009 with voting deadlines of October 29 for one CDO and November 10 for the other three.

2)
We had knowledge that one equity holder of the CDO where equity holders had approved the sale prior to our filing date had notified the Trustee that he sought to rescind his previous vote in favor of the offer and to instead decline the offer.

3)
On November 2, 2009 the Trustee filed an Interpleader Complaint with regard to all the CDOs with either accepted or pending offers. In lay terms, an Interpleader Complaint is an inquiry to the Court as to how to proceed. The Trustee was not planning to act on either the approved collateral sale offer or those pending at the time. Instead, the Trustee had formally begun the process of seeking a judicial determination.

4)
Between the November 2, 2009 date of the Interpleader Complaint and the November 9, 2009 filing of our 10-Q, we had substantial discussions with other rated noteholders and with counsel who advised that there were strong defenses on the side of the rated noteholders.

In order to include in our disclosure the worst case potential impact, we identified the aggregate carrying value and amortized cost of our holdings in all four of the CDOs.  We did not adjust either the OTTI findings or fair value of any of the tranches of debt we held in the four CDOs at September 30, 2009 primarily because the offers were events that occurred subsequent to the balance sheet date.  We also did not find that the market had sufficient data at either the quarter end or our filing date to support an identifiable level of impairment or fair value decline given the extent of uncertainty surrounding the ultimate disposition of the offers. While we considered our procedures to be sufficient for purposes of filing our third quarter Form 10-Q, we will take any progression of these matters into account in preparing our 10-K.

Note 7 – Debt and Shareholders’ Equity, page 20

4.
We note your response to comment 2 of our letter dated October 26, 2009 and Attachment #1 to that response that illustrates your gain calculations related to your debt modification. Please provide us with the following additional information so that we may better understand your accounting for this transaction:

•
Provide us with the calculation of your total gain on debt modification in a format consistent with the guidance in paragraphs 2 and 13 of ASC 470-50-40. In other words, provide us with your calculation of the fair value of the modified debt and the components of the net carrying amount of the debt in order to arrive at the total gain on modification. We presume that the fair value adjustments related to hedge accounting associated with the terminated swaps will be shown as a component of the net carrying amount of the debt.

•
With respect to the embedded conversion option, tell us how you determined that accounting for this option as a beneficial conversion feature was appropriate. In this regard, please explain the following:

i.	Tell us how you first considered whether the conversion feature was a derivative instrument that required bifurcation under ASC 815-15;
ii.
To the extent that you determined the conversion feature did not require bifurcation and separate accounting as a derivative instrument, tell us how you determined that the conversion option was in-the-money at the modification date and therefore represented a beneficial conversion feature;

iii.
Tell us how you determined that your calculation of the “gain recognized in equity for conversion option” based on the weighted average increase in trading prices of the subordinated debt before and after the modification was appropriate. Based on the guidance in ASC 470-20-30 a beneficial conversion feature should be recognized at its intrinsic value which is the difference between the effective conversion price and the fair value of the securities into which the security is convertible (preferred shares in this case); and

iv.
Tell us how you determined it was appropriate to characterize the intrinsic value of the beneficial conversion feature as a “gain” rather than simply an allocation of the fair value of the modified debt to equity.

•
Provide us with a summarized version of the journal entries you made to record the debt modification including the write-off of the net carrying amount of the old debt, the recognition of the modified debt and resulting gain, the allocation of the beneficial conversion feature to equity and the recognition of the debt discount of approximately $385.8 million (as disclosed on page 2l).

Management Response:

After receiving your January 5, 2010 comment letter, we reevaluated our application of GAAP to the accounting for the subordinated debt modification. After a more thorough and careful review, we determined that we did not properly apply GAAP with regard to identifying the commitment date and to calculating the beneficial conversion feature for this transaction. As noted in our Form 8-K filed on January 25, 2010, given the substance of these two changes, we expect to amend our second and third quarter Form 10-Qs in the near future.

Commitment Date

The calculation of the gain on debt modification was understated by $16.9 million because we used an incorrect date to measure the fair value of the modified debt. Our original calculation used the announcement date of June 1, 2009 as the commitment date. However, we had the ability to change the terms of the offer, or even withdraw it all together, until the offer expired at 11:59 pm on June 26, 2009. In addition, the holders of this debt had until that same time to accept or reject the offer. In accordance with GAAP, the commitment date is essentially the date upon which both parties were bound to the terms of the transaction. Accordingly, we should have used June 29, 2009 as the commitment date (the date the actual modification took place). This change resulted in the use of slightly different debt prices which increased the after-tax gain on debt extinguishment by $16.9 million, resulting in a revised after-tax gain of $304.9 million. Please see Attachment #1 for the calculation of the gain and summarized journal entries.

Measurement of Conversion Feature

Our original analysis measured the value of the beneficial conversion feature as the difference between the fair value of the debt prior to modification and the fair value of the debt after modification. GAAP states that a beneficial conversion feature shall be recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. The intrinsic value is defined as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible. Given our situation (a 1:1 conversion ratio), the conversion price is the fair value of the modified debt, such that the intrinsic value is the difference between the fair value of the modified debt and the fair value of the preferred stock – a conversion option that is in the money on the commitment date. Our revised calculation of the intrinsic value of the beneficial conversion feature resulted in an additional after-tax increase to shareholders’ equity of $155.8 million, resulting in a revised after-tax increase to shareholders’ equity of $201.2 million as of June 30, 2009. We do understand that the beneficial conversion feature is an allocation of the proceeds to equity. We will no longer refer to this item as a “gain.”  Please see Attachment #1 for the calculation of the beneficial conversion feature and summarized journal entries.

Evaluation of the Embedded Conversion Option

The newly modified debt includes two conversion options:  one option to convert into Series A preferred shares and one option to convert into Series C preferred shares. The debt holders are freely able to convert their modified debt into the Series A preferred shares or Series C preferred shares at $1,000 increments, or a combination of the two. Once one of the two conversion options related to a specified piece of debt is exercised, the other option related to that specified piece of debt is canceled.

ASC 470-20-40-7 (paragraph 7 of EITF 05-1) states that a substantive conversion feature is one which is reasonably possible of being exercisable in the future. On the commitment date, the trading price of the modified debt was in the low 70s (with par being 100) and the trading price of the Series C preferred shares was at approximately 99. Series A preferred shares were trading at approximately 50 and were not in the money. As seen from the trading prices, there was clearly at least one significant conversion feature inserted as a result of the modification, resulting in extinguishment accounting for the modified debt.

We evaluated whether either or both of these conversion options should be bifurcated from the debt host contract as embedded derivatives and accounted for separately in accordance with ASC 815 (SFAS 133). We determined that the conversion options each meet the criteria in ASC 815-10-15-13 through 15-39 (paragraphs 6-9 of SFAS 133); such that if they were freestanding instruments they would be accounted for as derivatives under ASC 815. We therefore evaluated ASC 815-10-15-74,75 (SFAS 133 paragraph 11), which provides a scope exception from otherwise being considered derivatives that is applicable to the conversion options in the following analysis.

ASC 815-10-15-74 states:

Notwithstanding the conditions of paragraphs 815-10-15-13 through 15-139, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Subtopic:

•	a. Contracts issued or held by that reporting entity that are both:

o	1. Indexed to its own stock

o	2. Classified in stockholders’ equity in its statement of financial position.

Additional guidance exists for evaluating parts (1) and (2) above. ASC 815-40-15 (EITF 07-5) addresses whether an instrument is indexed to an entity’s own stock. ASC 815-40-15-7 (paragraph 11 of EITF 07-5) provides a two-step evaluation, as follows: Step 1: Evaluate the instrument’s contingent exercise provisions, if any, and Step 2: Evaluate the instrument’s settlement provisions. The conversion features contain no contingent exercise provisions.

For evaluating Step 2, ASC 815-40-15-7c (paragraph 15 of EITF 07-5) provides additional discussion as follows:

An instrument (or embedded feature) shall be considered indexed to an entity's own stock if its settlement amount will equal the difference between the following:

•	a. The fair value of a fixed number of the entity’s equity shares

•	b. A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

For example, an issued share option that gives the counterparty a right to buy a fixed number of the entity’s shares for a fixed price or for a fixed stated principal amount of a bond issued by the entity shall be considered indexed to the entity’s own stock.

Based on the fact that each conversion feature is a par-for-par conversion, we believe they both meet the criteria in the above excerpt. The terms of the modified notes are such that there are no circumstances in which the conversion ratio would be changed, so there are no instances of a non-fixed-for-fixed conversion that could occur. Further, based on the above analysis of Step 1 and Step 2 above, we determined that the conversion features meet the criteria to be indexed to an entity’s own stock.

Next, we evaluated whether the conversion features meet the ASC 815-10-15-75 (SFAS 133 paragraph 11(a)(2)) criteria to be classified in shareholders’ equity. It is important to remember for purposes of this evaluation that the key point is whether the preferred stock into which the debt is convertible is an equity or debt instrument, as a freestanding option on an equity instrument can receive equity classification, but a freestanding option on a liability instrument cannot. This concept underlies the guidance in ASC 815-10-15-76 (DIG C2).

We also considered ASC 480-10 (SFAS 150), but do not believe it applies to this analysis of the preferred stock. Preferred stock is classified as a liability only if mandatorily redeemable. The Series A and Series C preferred shares are not even optionally redeemable by the holder.

As part of the analysis of the conversion feature we also referenced ASC 815-40-25 (EITF 00-19), wherein ASC 815-40-25-39,40 (paragraph 4) provides a scope exception from otherwise being considered a derivative for a “conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares”. ASC 815-40-25-41,42 (EITF 05-2 paragraph 8) defines the meaning of “conventional convertible debt” and since the convertible debt contains two separate options (even though individually they are convertible into a fixed number of shares on a par-for-par basis), we determined the instrument was not conventional convertible debt and we evaluated the conversion features under ASC 815-40-25 (EITF 00-19).

Because of our determination that the convertible debt is nonconventional, ASC 815-40-25-39,40 directs us to evaluate the conversion features’ classification on the balance sheet as either a component of shareholders equity or as a bifurcated derivative liability that is marked to market. According to ASC 815-40-25-39,40, the classification of the nonconventional convertible debt is determined by the evaluation of the transaction’s characteristics as they relate to the requirements in ASC 815-40-25-7 through 35 and ASC 815-40-55-2 through 6 (EITF 00-19 paragraphs 12-32). Our review of this guidance found the following conditions to be present regarding this transaction and the related conversion features of the contract:

•	The contract permits settlement in unregistered shares.

•	There are sufficient authorized and unissued shares available to settle the contract after considering all other stock settlement commitments.

•	The contract contains an explicit limit on the number of shares to be delivered upon settlement.

•	There are no provisions in the contract that indicate the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

•	There are no provisions in the contract that require cash payments for settlement or posting of collateral.

•	The Company has complete control to settle the conversions into either Series A preferred shares or Series C preferred shares once the investor selects which conversion option to exercise.

Based on our analysis outlined above, we determined that both conversion options meet the ASC 815-10-15-74(a) (SFAS 133, paragraph 11(a)(2)) criteria to be classified in shareholders’ equity.

In summary, the embedded conversion options each meet the scope exception criteria contained in ASC 815-10-15-74(a) (paragraph 11(a) of SFAS 133) and are therefore not considered derivatives that are required to be bifurcated from the host debt instrument.

Managements’ Discussion and Analysis of Financial Condition and Results of Operations

Balance Sheet Analysis – Income Taxes, page 51

5.
We note your disclosure that you do not expect to record a valuation allowance against your deferred tax asset as your “strong historical record of profitability and continuing strong pre-tax pre-credit cost income indicate a likelihood of future profitability when provisions for credit losses and OTTI return to historical levels.”  We are unclear as to how you are able to reach this conclusion given that you reported a pre-tax net loss of $1.3 billion for the nine months ended September 30, 2009 which appears to have put you in a three-year cumulative loss position. Please provide us with a detailed analysis of the positive and negative evidence you considered in determining the need for a valuation allowance and explain how that evidence was weighted. To the extent that you believe a full valuation allowance is not warranted, please revise your future filings to provide clear disclosure supporting your position. To the extent that you are relying upon tax planning strategies, revise your disclosure to provide a brief description of such strategies.  Refer to paragraphs 21-24 of ASC 740-10-30 for guidance.

Management Response:

The Company had net deferred tax assets (“DTAs”) of $688 million at September 30, 2009, which were mainly comprised of deductible temporary differences related to (1) the allowance for loan losses and (2) fair value adjustments or impairment write-downs related to securities.

As you note in your comment letter, Zions has recorded a $1.3 billion pretax loss for the nine-month period ended September 30, 2009. When this loss is aggregated with the pretax results from the prior nine quarters (three-year period), Zions has a cumulative three-year pretax loss of approximately $683 million. However, we believe that qualitatively all three-year cumulative pretax losses should not be evaluated equally as a significant component of our pretax results over the past year relates to noncash goodwill impairment charges of $988 million. We believe this should be considered in the evaluation of the three-year cumulative pretax loss. The noncash goodwill impairment charges are not reflective of the operations of our banks. In addition, these goodwill impairment charges do not affect our operations and are not tax deductible (therefore they do not generate a net operating loss). Once the three year pretax loss is adjusted for the impact of the goodwill impairment recognized over the past year, Zions was in a three-year cumulative pretax income position of $305 million at September 30, 2009.

Given the volatility in the economy the past two years, we also considered all positive evidence that might support a conclusion that a valuation allowance is not needed and all negative evidence that might support a conclusion that a valuation allowance is needed. Our consideration of positive and negative evidence is summarized as follows.

Positive Evidence:

•	The Company is not in a cumulative three-year pretax loss position after considering the goodwill impairment charges previously mentioned.
•
The Company paid approximately $447 million of federal taxes in 2007-2008. Most of the 2007 tax paid is expected to be recovered by carrying back the 2009 expected tax net operating loss. Although results for 2010 are one year away, we would expect to recover taxes paid in 2008 through a carryback of any tax net operating loss incurred in 2010.

•	Deductible temporary differences and taxable temporary differences are expected to reverse in the future at similar rates.
•
The Company has several tax planning strategies that it would be willing to execute to preserve the value of the DTAs. These strategies are prudent and feasible and would result in significant taxable income.

•	The Company has the intent and ability to hold available-for-sale securities with unrealized losses to recovery.
•	Details of the DTAs mostly relate to the allowance for loan losses and securities values. There is no net operating loss in DTAs.
•
The Company has been profitable in 42 of the last 45 years. The Company has a history of positive earnings in an industry that has been profitable over the long term. Prior to 2009, 1987 and 1988 were the only other years Zions had net losses; however, the Company returned to profitability as the economy recovered.

•
The Company has a track record of being able to raise capital to support its operations, whether to support growth or during times of economic stress. The Company has been able to access markets and raised close to $1 billion of capital during 2009 to support operations during this recession.

•
There has been no degradation in the core operations of the franchise during this recession. To the contrary, the number and dollar amount of business and retail customer deposits are increasing and spreads on loans are widening.

•	Although not a certainty, credit trends are beginning to stabilize and lower losses due to credit are anticipated in the future (to return to more normal operations).
•	Company forecasts show a return to profitability in middle to latter part of 2010 or early 2011.

Negative Evidence:

•	Pretax losses are expected to continue into 2010 with pretax income returning in 2011.

After considering the weight of the positive and negative evidence, we then evaluated the four sources of taxable income.

Four Sources of Taxable Income

In a detail analysis of the realizability of our DTAs, we focused on the four sources of taxable income needed to realize a tax benefit for deductible temporary differences as follows.

Taxable income in prior carryback year(s) if carryback is permitted under the tax law

Zions has available carryback potential to offset federal tax of approximately $107 million and $340 million in the 2008 and 2007 tax years, respectively. During 2009, Zions does anticipate a net operating loss for tax purposes that will largely offset the taxable income for the 2007 tax year.  In the fourth quarter of 2009, Zions entered into certain Identified Mixed Straddle transactions for the management of interest rate risk on certain of its investment assets. These transactions will also increase the 2009 net operating loss, but will also decrease the DTAs that existed at September 30, 2009 by approximately $150 million.

We are examining specific loans to identify those that are worthless and could be written off for tax return purposes in 2009. This will reverse additional amounts of DTAs and increase the 2009 net operating loss for carryback to 2007.

Assuming there will be additional tax losses during 2010, Zions will have a federal carryback potential to the 2008 tax year of approximately $344 million of taxable income, or $107 million of tax paid in 2008.

At this time, management does not expect to be in a net operating loss carryforward position at December 31, 2009 or December 31, 2010.

Reversals of existing temporary differences

Zions has taxable temporary differences (deferred tax liabilities, or “DTLs”) that will reverse and offset DTAs in the periods prior to the expiration of any benefits. However, because the existing balance of DTLs is less than the balance of DTAs, this source of future taxable income is not sufficient to fully realize all DTAs. Based on our analysis and experience, the general reversal pattern of DTLs against DTAs would be somewhat similar in character and timing. Because of this generally consistent reversal pattern, we believe it is appropriate to reduce our gross DTAs by our DTLs. As noted previously, this amount is $688 million at September 30, 2009.

Tax planning strategies

Tax planning strategies represent a possible source of positive evidence that must be considered when assessing the need for a valuation allowance. Tax planning strategies must be prudent and feasible (and within the control of the company); something that a company might not ordinarily take, but would take to prevent an operating loss or tax credit carryforward from expiring unused, and would result in the realization of DTAs. Following are some tax planning strategies that management has previously considered independent of the current need to evaluate DTAs for a valuation allowance:

•
As noted previously, management entered into a number of identified mixed straddle positions on certain investment securities to manage its interest rate risk with regard to the income stream from those securities. The income tax rules require that securities in an identified mixed straddle be marked to fair value. Accordingly, our transaction had the effect of significantly reducing the DTA position in the fourth quarter of 2009.

•
Management plans to hold debt securities currently in an unrealized loss position until the securities increase in value and recover their unrealized loss. This tax planning strategy will allow the associated DTA to reverse over time without the need for future taxable income. The Company’s proven ability to raise capital supports this assertion.

•	The Company holds a significant position in bank-owned life insurance that it could surrender and generate a significant amount of taxable income.
•
The Company has been approached in the past by several real estate investment trusts to sell its bank-owned branches and lease them back for operating purposes. The sale of these branches would generate a significant amount of taxable income.

•	The Company has a defined benefit pension liability that could be funded with cash from the banking subsidiaries, which would accelerate deductible temporary difference reversals.
•	The Company has received interest from outside parties to acquire a banking subsidiary in a nonstrategic market. The sale of this subsidiary would generate a significant amount of taxable income.
•	The Company has stock in a publicly traded company that has unrealized appreciation and could be sold to generate a significant amount of taxable income.

Management would not expect that the execution of any of the actions mentioned above would involve a significant amount of expense.

Future taxable income

Zions has a strong history of positive earnings and has generated significant levels of net income in 42 out of the previous 45 years. Zions did experience a two-year period of net losses during the recession of 1987 and 1988.  However, it returned to profitability in 1989, which was in direct correlation with the broad economic recovery. Unlike the volatility, short life spans, limited cash, and large start-up losses that can exist in the high-tech industry or certain manufacturing segments, the financial services industry has long been a profitable and stable industry. While the recent economic downturn has been severe, history has shown that the financial services industry will recover. Certain government initiatives are showing early signs of helping, as GDP was positive in the third quarter 2009. Zions is well positioned in the highest-growth areas in the country and is fundamentally strong in its capital, liquidity, and business practices.

Zions has a strong core banking franchise with a very large base of loyal customers and healthy growth in the number of new customers. Its deposit levels, including noninterest-bearing deposits, have increased over the years, including 2009, from both business and retail customers. The increase in both the number and dollar amount of deposits has resulted from organic growth and from acquisition. We are also seeing incremental profitability on new loan production at approximate spreads of 500 to 530 basis points over LIBOR, which are about 120 basis points higher than steady-state net interest margin of approximately 3.8% in the fourth quarter 2009.

Zions’ long history of strong core earnings and stable operating cash flows has enabled it to endure recessionary periods in the past, such as 1987 and 1988. Zions expects to continue generating strong core earnings and stable operating cash flows in the future. Contrary to GAAP earnings, operating cash flows have not shown a significant downward trend for the past few years and have been well in excess of reported earnings. Some analysts argue that operating cash flows are more representative of a company’s ability to generate future taxable income than using the pretax income standard. Management and outside analysts both project that Zions will return to profitability beginning in late 2010 or early 2011.

Zions has the ability to accurately forecast results, which has been reinforced by the fact that recent actual results for certain key measures have been achieved within a tolerable error of the forecast. As an example, our actual results for the third quarter of 2009 were within 5% of forecast for net interest income and its related measures of the net interest margin and the provision for loan losses. These are key drivers of our business. We have been able to forecast such key measures even during the current economic recession.

After evaluating all of the factors previously summarized and considering the weight of the positive evidence compared to the negative evidence, including the four sources of taxable income, we have concluded it is more likely than not that we will realize the existing DTAs and that a valuation allowance is not needed. We will revise future filings to provide clear disclosure supporting our position with regard to DTAs and valuation allowance considerations.

We trust the above adequately responds to the comments in your letter. We look forward to discussing our responses and disclosures with you, if necessary, at your convenience.

Sincerely,

/s/ Doyle L. Arnold
Name: Doyle L. Arnold
Title: Vice Chairman and Chief Financial Officer